                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                      Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                       AND
                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                BAAN COMPANY N.V.
                       (Name of Subject Company (Issuer))
                       INVENSYS HOLDINGS LIMITED (Offeror)
                                  INVENSYS B.V.
                             INVENSYS HOLDINGS B.V.
                                       and
                                  INVENSYS PLC
                            (Name of Filing Persons)

                   Common Shares, par value NLG 0.06 per share
                         (Title of Class of Securities)
                                  NO 8044 10 4
                                 (CUSIP Number)
                                  James C. Bays
                                  Invensys plc
                                 Invensys House
                                 Carlisle Place
                          London SW1P1BX United Kingdom
                                 44 20 7834 3848

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                 Sanford Krieger
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                             New York, NY 10004-1980


                            CALCULATION OF FILING FEE

          Transaction Valuation*   $605,937,496        Amount Of Filing Fee   $121,187.49

  * ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 221,030,926 COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE (THE "SHARES"), OF BAAN COMPANY N.V. A CORPORATION ORGANIZED UNDER THE LAWS OF THE NETHERLANDS (THE "COMPANY"), AT THE TENDER PRICE OF EURO 2.85 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON. THE TRANSACTION VALUE IS EQUAL TO EURO 2.85 PER SHARE MULTIPLIED BY 221,030,959, THE MAXIMUM NUMBER OF SHARES TO BE PURCHASED BY INVENSYS HOLDINGS LIMITED ("OFFEROR"), A PRIVATE LIMITED COMPANY ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES AND AN INDIRECT WHOLLY OWNED SUBSIDIARY OF INVENSYS PLC ("PARENT"), A PUBLIC LIMITED COMPANY ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES, PURSUANT TO THE OFFER BY OFFEROR TO PURCHASE ALL OUTSTANDING SHARES OF THE COMPANY AND CONVERTED INTO U.S. DOLLARS BASED ON THE NOON BUYING RATE FOR EUROS IN NEW YORK AS PUBLISHED BY THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM ON JUNE 13, 2000. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY OFFEROR.

 | | CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
     0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:       Not applicable
  Form or Registration No.:     Not applicable
  Filing Party:                 Not applicable
  Date Filed:                   Not applicable

 | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

 |X| third-party tender offer subject to Rule 14d-1.
 | | issuer tender offer subject to Rule 13e-4.
 | | going-private transaction subject to Rule 13e-3.
 |X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

CUSIP No. NO 8044 10 4

1        NAME OF REPORTING PERSON                                      INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                               WC/BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                          England and Wales

                                                                       7        SOLE VOTING POWER
                                                                                0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING                  8        SHARED VOTING POWER
PERSON WITH
                                                                                46,306,326

                                                                       9        SOLE DISPOSITIVE POWER
                                                                                0

                                                                       10       SHARED DISPOSITIVE POWER
                                                                                46,306,326

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        46,306,326

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW*  (11)          17.3%

14       TYPE OF REPORTING PERSON OO (public limited company organized under the laws of England and Wales)


*    Based on 267,337,252 common shares of Baan Company N.V. outstanding.

CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                                               INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [  ]
                                                                                (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                                        WC/BK/AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   England and Wales

                                                                                7        SOLE VOTING POWER
                                                                                         0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING                           8        SHARED VOTING POWER
PERSON WITH                                                                              46,306,326

                                                                                9        SOLE DISPOSITIVE POWER
                                                                                         0

                                                                                10       SHARED DISPOSITIVE POWER
                                                                                         46,306,326

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                                 46,306,326

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*                            17.3%

14       TYPE OF REPORTING PERSON OO (private limited company organized under the Laws of England and Wales)


*        Based on 267,337,252 Common Shares of Baan Company N.V. outstanding.

                TENDER OFFER STATEMENT/AMENDMENT TO SCHEDULE 13D

         This Tender Offer Statement on Schedule TO (the "Tender Offer Statement") also constitutes Amendment No. 1 to the statement on Schedule 13D ("Amendment No. 1"). The Tender Offer Statement and the Schedule 13D each relate to the offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 ("Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

         On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

         All information in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to all of the items.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 supplements, amends and restates information contained in the Schedule 13D originally filed on June 9, 2000 (the "Schedule 13D") by the Reporting Persons (as defined therein) and reports information as of June 12, 2000.

         Capitalized terms used in this Amendment No. 1, but not otherwise defined, have the meaning ascribed to them in the Schedule 13D.

         The Schedule 13D is supplemented, amended and restated by this Amendment No. 1 as follows:

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

         Paragraph 8 of Item 6 of the Schedule 13D and the table which appears therein is amended and restated to read as follows:

         The table below sets forth purchases of Shares by the Offeror through its agent GSI, from June 2, 2000 through June 12, 2000.

                                                            Approximate Price Per Share
                                                            (euro)
     Date                    No. of Shares Purchased        (exclusive of commissions)
     ----------------------- ------------------------------ ----------------------------
     6/2/2000                1,096,382                      2.81
     ----------------------- ------------------------------ ----------------------------
     6/5/2000                5,500,000                      2.81
     ----------------------- ------------------------------ ----------------------------
     6/6/2000                4,043,133                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/7/2000                2,220,629                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/8/2000                3,536,160                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/9/2000                1,222,736                      2.85
     ----------------------- ------------------------------ ----------------------------
     6/12/2000                --                             --
     ----------------------- ------------------------------ ----------------------------


Schedule I

         The biographical details for R.P.A. Coles as set out under the heading "Offeror, Directors and Executive Officers" in Schedule I of the Schedule 13D is amended and restated as follows:

         Member of the board of directors since April 1994. Secretary of the company from 1991 to February 2000. Director of Legal Affairs, Group Senior Counsel of Parent since February 1998 and Director of Legal Affairs and Company Secretary of Parent from 1988 until February 1999.

                             TENDER OFFER STATEMENT

Item 12:    Materials to be Filed as Exhibits

(a)(1)(i)   Offer to Purchase

(a)(1)(ii)  Letter of Transmittal

(a)(1)(iii) Notice of Guaranteed Delivery

(a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees

(a)(1)(v) Letter to Brokers, Dealers, Trust Companies and other Nominees from Invensys Holdings Limited

(a)(2)(i) Letter to stockholders from Pierre J. Everaert dated June 14, 2000 (incorporated by reference to Exhibit (a)(1) to the Company's
            Schedule 14D-9 filed on June 14, 2000)

(a)(2)(ii) Text of Summary Advertisement published in the United States on June 14, 2000

(a)(2)(iii) Text of Summary Advertisement published in The Netherlands on June
            14, 2000 (English translation)

(a)(3)      Not applicable

(a)(5)(i) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(b)         Not applicable

(c) Fairness Opinion of Lazard Freres & Co. LLC, dated May 30, 2000 (Exhibit (d) to the Company's Schedule 14D-9, incorporated herein by reference)

(d)(i) Offer Agreement between Parent, on behalf of itself and two subsidiaries (then intended to be formed) and the Company (incorporated by reference to Exhibit A to the Statement on 13D filed on June 9, 2000)

(d)(ii) Assignment and Assumption Agreement among two subsidiaries of Parent (then intended to be formed) and Offeror dated June 2, 2000.

(d)(iii) Share Purchase Agreement between Jan Baan and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit B to the Statement on 13D filed on June 9, 2000)

(d)(iv) Share Purchase Agreement between Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit C to the Statement on 13D filed on June 9, 2000)

(d)(v) Share Purchase Agreement between Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 and amended on June 2, 2000 (incorporated by reference to Exhibit D to the Statement on 13D incorporated herein by reference)

(d)(vi) Share Purchase Agreement by and among General Atlantic Partners II L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. and Parent, dated May 31, 2000 (incorporated by reference to Exhibit E to the Statement on 13D filed on June 9, 2000)

(d)(vii) Termination and Standstill Agreement between the Company and Fletcher International Limited, dated May 29, 2000 (incorporated by reference to Exhibit F to the Statement on 13D filed on June 9,
            2000)

(d)(viii) Assignment and Assumption Agreement between the Company and Parent, dated May 31, 2000 (incorporated by reference to Exhibit G to the Statement on 13D filed on June 9, 2000)

(e)         Not applicable

(f)         Not applicable

(g)         Not applicable

(h)         Not applicable

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 14, 2000


                                     INVENSYS HOLDINGS LIMITED


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Director


                                     INVENSYS PLC, on behalf of itself and of INVENSYS B.V. i.o. and INVENSYS
                                     HOLDINGS B.V. i.o.


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Attorney-in-fact

                                  Exhibit Index

Exhibit No.          Description

(a)(1)(i)   Offer to Purchase

(a)(1)(ii)  Letter of Transmittal

(a)(1)(iii) Notice of Guaranteed Delivery

(a)(1)(iv) Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees

(a)(1)(v) Letter to Brokers, Dealers, Trust Companies and other Nominees from Invensys Holdings Limited

(a)(2)(i) Letter to stockholders from Pierre J. Everaert dated June 14, 2000 (incorporated by reference to Exhibit (a)(1) to the Company's
            Schedule 14D-9 filed on June 14, 2000)

(a)(2)(ii) Text of Summary Advertisement published in the United States on June 14, 2000

(a)(2)(iii) Text of Summary Advertisement published in The Netherlands on June
            14, 2000 (English translation)

(a)(3)      Not applicable

(a)(5)(i) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(b)         Not applicable

(c) Fairness Opinion of Lazard Freres & Co. LLC, dated May 30, 2000 (Exhibit (d) to the Company's Schedule 14D-9, incorporated herein by reference)

(d)(i) Offer Agreement between Parent, on behalf of itself and two subsidiaries (then intended to be formed) and the Company (incorporated by reference to Exhibit A to the Statement on 13D filed on June 9, 2000)

(d)(ii) Assignment and Assumption Agreement among two subsidiaries of Parent (then intended to be formed) and Offeror dated June 2, 2000.

(d)(iii) Share Purchase Agreement between Jan Baan and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit B to the Statement on 13D filed on June 9, 2000)

(d)(iv) Share Purchase Agreement between Stichting Oikonomos and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 (incorporated by reference to Exhibit C to the Statement on 13D filed on June 9, 2000)

(d)(v) Share Purchase Agreement between Vanenburg Group B.V. and Parent (on behalf of itself and a contemplated subsidiary) dated May 31, 2000 and amended on June 2, 2000 (incorporated by reference to Exhibit D to the Statement on 13D incorporated herein by reference)

(d)(vi) Share Purchase Agreement by and among General Atlantic Partners II L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P., GAP Coinvestment Partners, L.P. and Parent, dated May 31, 2000 (incorporated by reference to Exhibit E to the Statement on 13D filed on June 9, 2000)

(d)(vii) Termination and Standstill Agreement between the Company and Fletcher International Limited, dated May 29, 2000 (incorporated by reference to Exhibit F to the Statement on 13D filed on June 9,
            2000)

(d)(viii) Assignment and Assumption Agreement between the Company and Parent, dated May 31, 2000 (incorporated by reference to Exhibit G to the Statement on 13D filed on June 9, 2000)

(e)         Not applicable

(f)         Not applicable

(g)         Not applicable

(h)         Not applicable